EnCana’s first quarter cash flow nearly US$1.7 billion,
or $1.96 per share — up 26 percent per share
Total natural gas, oil and NGLs sales per share up 7 percent
Quarterly dividend increased 33 percent to 10 cents per share
Calgary, Alberta, (April 26, 2006) — EnCana Corporation’s (TSX & NYSE: ECA) first quarter 2006 cash flow per share diluted increased 26 percent to US$1.96, or about $1.7 billion, compared to the first quarter of 2005. Cash flow and operating earnings rose due to increased sales and higher natural gas and liquids prices. Total operating earnings per share increased 19 percent to 80 cents, or $694 million, compared to the first quarter of 2005. First quarter sales of natural gas, oil and natural gas liquids (NGLs) from total operations were 4.62 billion cubic feet of gas equivalent (Bcfe) per day, which is an increase of 7 percent per share compared to the first quarter of 2005. EnCana’s first quarter net earnings of $1.70 per share, or $1.47 billion, were positively impacted by an unrealized $830 million after-tax gain due to mark-to-market accounting of commodity price hedges.
EnCana reports in U.S. dollars and all financial references in this news release are in U.S. dollars unless otherwise noted.
Steady first quarter growth, sales on track for 2006, asset sales proceeds go to buying back shares
“EnCana’s North American natural gas and oil sales continue to grow at a steady pace, increasing 6 percent in the past year. We are on track to achieve 2006 guidance, growing North American sales by about 7 percent from 2005. Despite record industry field activity in the first quarter, we successfully completed our winter program drilling 1,282 wells — about 30 percent of our plan for the year,” said Randy Eresman, EnCana’s President & Chief Executive Officer. “With about $3.5 billion of sales proceeds from completed and pending midstream and international asset sales in 2006, EnCana continues to focus on North American unconventional resource plays. In the first quarter, EnCana purchased about 21.3 million shares for cancellation, resulting in a net reduction of outstanding shares of 2.2 percent.”
EnCana increases quarterly dividend 33 percent to 10 cents per share
Given EnCana’s strong financial and operating performance, the company’s board of directors has increased the quarterly dividend 33 percent from 7.5 to 10 cents per share, which is payable on June 30, 2006 to common shareholders of record as of June 15, 2006.
Two new key resource plays added to unconventional portfolio
“EnCana’s productive capacity continues to grow with the addition of two new key resource plays — a natural gas play at Bighorn in west central Alberta and the Christina Lake oilsands development in northeast Alberta, which has the potential to be our largest in-situ project. We have been assembling the land and evaluating the potential of Bighorn and Christina Lake for the past number of years, and we believe that each play now holds sufficient identified resources to be a significant contributor to long-term value creation,” Eresman said.
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report sales and reserves on an after-royalties basis. EnCana’s Ecuador assets and its natural gas liquids business were sold and are discontinued. The company is reporting its natural gas storage business as discontinued because EnCana is in the process of selling it. Total results, which include results from natural gas liquids business, Ecuador and natural gas storage, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its website — www.encana.com. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

First Quarter 2006 Highlights
Financial
•	Cash flow per share diluted increased 26 percent to $1.96

•	Net earnings per share diluted were $1.70, compared to a 5 cent loss one year earlier

•	Operating earnings per share diluted up 19 percent to 80 cents

•	Return on capital employed of 23 percent

•	Purchased 21.3 million EnCana shares at an average share price of US$46.03 under the Normal Course Issuer Bid

•	Reduced shares outstanding by 2.2 percent since December 31, 2005
Operating
•	Natural gas sales of 3.34 billion cubic feet per day (Bcf/d), up 6 percent

•	Oil and NGLs sales from continuing operations up 4 percent to 162,791 barrels per day (bbls/d)

•	Total gas and liquids sales from continuing operations increased 6 percent to 4.32 billion cubic feet equivalent per day (Bcfe/d)

•	Total gas and liquids sales of 4.62 Bcfe/d, up 2 percent. This includes sales from Ecuador, which was sold February 28, 2006

•	Key resource play production up 17 percent

•	Operating costs of 80 cents per thousand cubic feet equivalent (Mcfe)

•	Upstream capital investment in continuing operations of $1.9 billion
Strategic events
•	Added two new key resource plays, natural gas at Bighorn and in-situ oilsands at Christina Lake

•	Completed sale of Ecuador interests for $1.4 billion

•	Completed sale of Entrega Pipeline for $244 million

•	Reached agreement to sell natural gas storage business for approximately $1.5 billion

•	Jonah natural gas resource play set to grow following receipt of Record of Decision by U.S. Bureau of Land Management
Unbooked Resource Potential estimate updated to year-end 2005
•	Estimated unbooked resource potential for natural gas was about 19 trillion cubic feet, essentially unchanged from the year-end 2004 estimate

•	Estimated unbooked resource potential for oil up more than 250 percent to 3.3 billion barrels

•	Estimated total unbooked resource potential up 60 percent to about 39 trillion cubic feet of gas equivalent

•	Estimated drilling inventory up 16 percent to about 43,000 well locations

Financial Summary — Total Consolidated
(for the three months ended March 31)	Q1	Q1
($ millions, except per share amounts)	2006	2005	% Δ

Cash flow	1,691	1,413	+ 20
Per share diluted	1.96	1.55	+ 26

Net earnings	1,474	(45)	n/a
Per share diluted	1.70	(0.05)	n/a

Operating earnings	694	611	+ 14
Per share diluted	0.80	0.67	+ 19

Earnings Reconciliation Summary — Total Consolidated

Net earnings (loss) from continuing operations	1,472	(162)	n/a
Net earnings from discontinued operations	2	117	n/a

Net earnings (loss)	1,474	(45)
(Add back losses & deduct gains)
Unrealized mark-to-market hedging gain (loss), after-tax	830	(641)

Unrealized foreign exchange gain (loss) on translation of U.S. dollar debt issued in Canada, after-tax	(3)	(15)

Gain (loss) on sale of discontinued operations	(47)	—

Operating earnings	694	611	+ 14
Per share diluted	0.80	0.67	+ 19

Sales & Drilling Summary
Total Consolidated
(for the three months ended March 31)	Q1	Q1
(After royalties)	2006	2005	% Δ

Natural Gas sales (MMcf/d)	3,343	3,146	+ 6

Natural gas sales per 1,000 shares (Mcf)	355	318	+ 12

Oil and NGLs sales (bbls/d)	212,941	229,671	- 7

Oil and NGLs sales per 1,000 shares (Mcfe)	136	139	- 2

Total sales (MMcfe/d)	4,621	4,524	+ 2

Total sales per 1,000 shares (Mcfe)	491	457	+ 7

Net wells drilled	1,289	1,358	- 5

Continuing Operations

North America Natural Gas sales (MMcf/d)	3,343	3,146	+ 6

North America Oil and NGLs (bbls/d)	162,791	157,184	+ 4

Total sales (MMcfe/d)	4,320	4,089	+ 6

Net wells drilled	1,282	1,352	- 5

EnCana’s estimated unbooked resource potential up 60 percent, driven by oilsands assets
EnCana’s inventory of natural gas and oil resources is estimated in two categories, proved reserves and unbooked resource potential. In 2005, EnCana’s proved reserves from continuing operations, which are evaluated by independent qualified reserve evaluators, grew by 20 percent to 17.7 trillion cubic feet equivalent. Beyond proved reserves, the company holds unbooked resource potential, which is an inventory of resources that the company believes may become proved reserves and be produced in the future. EnCana recently completed its annual internal assessment of its unbooked resource potential. As of December 31, 2005, EnCana estimates its unbooked resource potential has increased by 60 percent to about 39 trillion cubic feet of gas equivalent, comprised of 19 trillion cubic feet of gas and 3.3 billion barrels of oil. This year-over-year gain was primarily due to additions at Christina Lake and Foster Creek, reflecting the attractiveness of the company’s oilsands opportunities. The company’s estimate of unbooked resource potential is based on internal estimates of recoverable resources, prices and costs.

“Our confidence in our long term growth potential continues to be underpinned by the size and quality of our undeveloped reserves and our unbooked resource potential. Associated with this potential, EnCana’s estimated drilling inventory has increased by 16 percent to about 43,000 well locations. We expect to develop our unbooked resource potential at a cost of less than $2 per thousand cubic feet for natural gas and less than $5 per barrel for oilsands,” Eresman said.
EnCana adds two new key resource plays, gas at Bighorn and oil at Christina Lake
Two of EnCana’s newest resource play developments have grown large enough to be added to the company’s key resource play list. EnCana’s threshold for key resource play status is a property containing estimated recoverable resources in excess of approximately 1 trillion cubic feet of gas equivalent and an expected capability of reaching daily production of more than 200 million cubic feet of gas equivalent.
Bighorn
In west central Alberta, EnCana’s Bighorn resource play covers about 448,000 net acres of land. First quarter production from this deep basin play was 72 million cubic feet of gas per day, up from an average of 55 million cubic feet per day in 2005. For 2006, the company expects Bighorn to produce between 80 million and 90 million cubic feet per day. With about eight rigs working year round, Bighorn produces from Cretaceous-aged reservoirs within Western Canada’s deep basin. EnCana estimates original gas in place of between 15 billion and 35 billion cubic feet per square mile, with expected drilling density of one well per 160 or 320 acres. The average well is expected to recover between 2 billion and 5 billion cubic feet of gas, with initial production rates averaging 2 million to 5 million cubic feet of gas per day. The company estimates that the Bighorn resource play has an unbooked resource potential of about 2 trillion cubic feet of gas.
Christina Lake
Located in northeast Alberta about 120 kilometers south of Fort McMurray, Christina Lake has the potential to be EnCana’s largest oilsands project. Pilot project work over the past five years has taken steam-assisted gravity drainage production, from six well pairs drilled into the McMurray formation, to a level that is expected to average 6,000 barrels of bitumen per day in 2006. A current expansion is expected to take production to about 18,000 barrels per day in 2008 and the project is targeted to grow to more than 250,000 barrels per day over the next decade. With a reservoir thickness of up to 150 feet of oil-bearing sands, Christina Lake is estimated by EnCana to have an unbooked resource potential of about 1.8 billion barrels of oil.
Key resource play growth in first quarter up 17 percent in past year
First quarter 2006 oil and gas production from key North American resource plays increased 17 percent compared to the first quarter of 2005. This was driven mainly by increases in gas production on coalbed methane projects in central and southern Alberta, Cutbank Ridge in northeast British Columbia and the Barnett Shale play in the Fort Worth basin. EnCana’s newest gas resource play, Bighorn, has grown by close to 30 percent in the past year.

Growth from key North American resource plays

	Daily Production
Resource Play	2006	2005					2004

(After royalties)	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas (MMcf/d)
Jonah	461	435	454	440	416	431	389
Piceance	316	307	326	302	302	300	261
East Texas	99	90	98	94	85	82	50
Fort Worth	93	70	88	66	63	61	27
Greater Sierra	208	219	226	225	228	195	230
Cutbank Ridge	140	92	125	105	80	56	40
Bighorn	72	55	56	57	53	56	42
CBM	104	57	77	62	51	38	17
Shallow Gas	615	625	625	616	633	625	592

Oil (Mbbls/d)
Foster Creek	36	29	35	27	24	30	29
Christina Lake	6	5	5	6	7	4	4
Pelican Lake	29	26	28	27	27	21	19

Total (MMcfe/d)	2,536	2,311	2,479	2,326	2,259	2,176	1,960

% change from Q1 2005	16.5

% change from prior period	2.3	17.9	6.6	3.0	3.8	7.0

Drilling activity in key North American resource plays

	Net Wells Drilled
Resource Play	2006	2005					2004

	Q1	Full year	Q4	Q3	Q2	Q1	Full Year

Natural Gas
Jonah	26	104	21	25	30	28	70
Piceance	63	266	55	69	65	77	250
East Texas	19	84	20	21	22	21	50
Fort Worth	29	59	20	18	12	9	36
Greater Sierra	60	164	25	33	47	59	187
Cutbank Ridge	26	135	34	40	38	23	50
Bighorn	20	51	20	10	10	11	20
CBM	333	1,084	327	216	219	322	760
Shallow Gas	197	1,267	288	341	365	273	1,552

Oil
Foster Creek	10	39	13	14	2	10	11
Christina Lake	2	—	—	—	—	—	2
Pelican Lake	—	52	—	3	33	16	92

Total	785	3,305	823	790	843	849	3,080

First quarter North American natural gas prices up 32 percent from one year earlier
EnCana’s North American realized natural gas prices, excluding financial hedging, averaged $7.68 per thousand cubic feet, up 32 percent in the first quarter of 2006 from an average of $5.81 per thousand cubic feet in the same 2005 period. Including hedging, EnCana’s average first quarter realized gas price was $7.15 per thousand cubic feet. Natural gas prices have retreated from record levels last winter which followed devastating hurricanes that caused extensive damage in the Gulf of Mexico in late summer of 2005. Following a warmer than normal North American winter, gas storage levels are above long-term averages for this time of year, a market condition that is expected to put downward pressure on short-term gas prices. The average first quarter benchmark NYMEX index gas price was $8.98 per thousand cubic feet, up 43 percent from $6.27 per thousand cubic feet in the first quarter of 2005.
About 95 percent of 2006 gas sales has floor price protection
To help provide downside price protection, EnCana has entered into financial contracts, primarily put options, on about 95 percent of 2006 forecast natural gas sales, which helps assure cash flow for the company’s capital programs. At this time, EnCana has not entered into any significant hedging arrangements for 2007.
First quarter world oil prices remain strong; EnCana’s realized liquids price up 25 percent
World oil prices continued to be strong through the first quarter of 2006 due to heightened geopolitical concerns impacting world oil supplies and continued increases in world oil demand despite high prices. During the first quarter of 2006, the average benchmark West Texas Intermediate (WTI) crude oil price was $63.48 per barrel, up 27 percent from the first quarter 2005 average of $50.03 per barrel. During the first quarter of 2006, the substantially higher level of WTI prices combined with refinery maintenance shut downs and transportation constraints on Canadian crude resulted in a significant widening of light/heavy crude oil price differentials. In the first quarter, the WTI/Western Canada Select differential averaged $28.76 per barrel, up 53 percent from $18.81 per barrel in the same 2005 period. However, with the advent of the summer paving season and the recent expansion of pipelines to deliver Canadian heavy oil to some new southern U.S. markets, differentials have narrowed. In the first quarter, EnCana’s average realized oil and NGLs price, excluding hedging, was $33.87 per barrel, up 14 percent; including hedging it was $30.75 per barrel, up 25 percent compared to the same period in 2005.
Risk management strategy
Detailed risk management positions at March 31, 2006 are presented in Note 14 to the unaudited first quarter consolidated financial statements. In the first quarter of 2006, EnCana’s financial price risk management measures resulted in realized losses of approximately $136 million, comprised of a $105 million loss on gas hedges and a $31 million loss on oil hedges. The company’s hedging strategy currently employs primarily put options to help protect against downside risk without limiting upside in a rising price environment.
Corporate developments
Quarterly dividend increased 33 percent to 10 cents per share
EnCana’s board of directors has increased the company’s quarterly dividend 33 percent to 10 cents per share, which is payable on June 30, 2006 to common shareholders of record as of June 15, 2006.
Normal Course Issuer Bid purchases
To April 26, 2006, EnCana has purchased for cancellation approximately 23.3 million of its shares at an average price of US$46.21 per share under its current Normal Course Issuer Bid, which allows the company to purchase up to 10 percent of the company’s public float at the time of the approval of the bid — October, 2005. The company had 836 million shares outstanding at March 31, 2006. EnCana’s 2006 capital program is expected to be funded by cash flow. An estimated $3.3 billion of after-tax proceeds from the company’s asset divestitures in 2006 are expected to be directed to share purchases and debt repayment.

Financial strength
EnCana maintains a strong balance sheet. At March 31, 2006 the company’s net debt-to-capitalization ratio was 26:74. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 0.6 times. These ratios are below the company’s targeted range for net debt-to-capitalization of between 30 and 40 percent and 1.0 to 2.0 times for net debt-to-EBITDA. The company expects these ratios to remain at the lower end of their ranges for the rest of 2006.
In the first quarter of 2006, EnCana invested $1,946 million of capital in continuing operations. Net divestitures were $240 million, resulting in net capital investment in continuing operations of $1,706 million.

CONFERENCE CALL TODAY
8 a.m. Mountain Time (10 a.m. Eastern Time)
EnCana Corporation will host a conference call today, Wednesday, April 26, 2006 starting at 8 a.m., Mountain Time (10 a.m. Eastern Time), to discuss EnCana’s first quarter 2006 financial and operating results.
To participate, please dial (800) 819-9193 (toll-free in North America) or (913) 981-4911 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3 p.m. MT on April 26 until midnight May 3, 2006 by dialling (888) 203-1112 or (719) 457-0820 and entering access code 1759478.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, the largest holder of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and longer producing lives than conventional plays. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow and total operating earnings.
•	Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain or loss on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.
Management believes these items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101).

EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Unbooked resource potential
EnCana defines unbooked resource potential as quantities of oil and natural gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play performance and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, cash flow and increase in net asset value); anticipated life of proved reserves; anticipated unbooked resource potential; anticipated conversion of unbooked resource potential to proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; the anticipated success of and production from the Jonah, Christina Lake and Bighorn resource plays in 2006 and beyond; the expected proceeds from planned divestitures; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy and its impact on cash flow, upside potential and downside protection; anticipated purchases pursuant to the Normal Course Issuer Bid; potential demand for gas; anticipated production in 2006 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs sales in 2006 and beyond; anticipated ability to meet production, operating cost and sales guidance targets; anticipated costs, including costs associated with developing unbooked resource potential and expected costs to develop the company’s drilling inventory; anticipated prices for natural gas; anticipated sale of the company’s natural gas storage business and the timing of such a transaction; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based on the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

First quarter report
for the period ended March 31, 2006
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2006	2005

REVENUES, NET OF ROYALTIES	(Note 3)
Upstream		$2,691	$2,106
Market Optimization		716	894
Corporate — Unrealized gain (loss) on risk management		1,263	(962)

		4,670	2,038

EXPENSES	(Note 3)
Production and mineral taxes		139	87
Transportation and selling		152	133
Operating		412	300
Purchased product		689	879
Depreciation, depletion and amortization		765	679
Administrative		58	61
Interest, net	(Note 6)	88	100
Accretion of asset retirement obligation	(Note 10)	12	9
Foreign exchange (gain) loss, net	(Note 7)	44	32
Stock-based compensation — options		—	4
(Gain) on dispositions		(9)	—

		2,350	2,284

NET EARNINGS (LOSS) BEFORE INCOME TAX		2,320	(246)
Income tax expense (recovery)	(Note 8)	848	(84)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS		1,472	(162)
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 4)	2	117

NET EARNINGS (LOSS)		$1,474	$(45)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 13)
Basic		$1.74	$(0.18)
Diluted		$1.70	$(0.18)

NET EARNINGS (LOSS) PER COMMON SHARE	(Note 13)
Basic		$1.74	$(0.05)
Diluted		$1.70	$(0.05)

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2006	2005

RETAINED EARNINGS, BEGINNING OF YEAR		$9,481	$7,935
Net Earnings (Loss)		1,474	(45)
Dividends on Common Shares		(64)	(44)
Charges for Normal Course Issuer Bid	(Note 11)	(801)	(490)
Charges for Shares Repurchased and Held		—	(70)

RETAINED EARNINGS, END OF PERIOD		$10,090	$7,286

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2006	2005

ASSETS
Current Assets
Cash and cash equivalents		$324	$105
Accounts receivable and accrued revenues		1,567	1,851
Risk management	(Note 14)	811	495
Inventories		90	103
Assets of discontinued operations	(Note 4)	785	1,050

		3,577	3,604
Property, Plant and Equipment, net	(Note 3)	25,858	24,881
Investments and Other Assets		421	496
Risk Management	(Note 14)	419	530
Assets of Discontinued Operations	(Note 4)	—	2,113
Goodwill		2,522	2,524

	(Note 3)	$32,797	$34,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,519	$2,741
Income tax payable		602	392
Risk management	(Note 14)	254	1,227
Liabilities of discontinued operations	(Note 4)	193	438
Current portion of long-term debt	(Note 9)	73	73

		3,641	4,871
Long-Term Debt	(Note 9)	5,819	6,703
Other Liabilities		87	93
Risk Management	(Note 14)	27	102
Asset Retirement Obligation	(Note 10)	849	816
Liabilities of Discontinued Operations	(Note 4)	—	267
Future Income Taxes		5,790	5,289

		16,213	18,141

Shareholders’ Equity
Share capital	(Note 11)	5,006	5,131
Paid in surplus		132	133
Retained earnings		10,090	9,481
Foreign currency translation adjustment		1,356	1,262

		16,584	16,007

		$32,797	$34,148

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2006	2005

OPERATING ACTIVITIES
Net earnings (loss) from continuing operations		$1,472	$(162)
Depreciation, depletion and amortization		765	679
Future income taxes	(Note 8)	517	(295)
Unrealized (gain) loss on risk management	(Note 14)	(1,261)	959
Unrealized foreign exchange (gain) loss		60	18
Accretion of asset retirement obligation	(Note 10)	12	9
(Gain) on dispositions		(9)	—
Other		23	39

Cash flow from continuing operations		1,579	1,247
Cash flow from discontinued operations		112	166

Cash flow		1,691	1,413
Net change in other assets and liabilities		(11)	2
Net change in non-cash working capital from continuing operations		2,044	614
Net change in non-cash working capital from discontinued operations		(1,427)	(111)

		2,297	1,918

INVESTING ACTIVITIES
Capital expenditures	(Note 3)	(1,961)	(1,509)
Proceeds on disposal of assets	(Note 5)	255	53
Net change in investments and other		77	19
Net change in non-cash working capital from continuing operations		119	161
Discontinued operations		1,313	(73)

		(197)	(1,349)

FINANCING ACTIVITIES
Net (repayment) issuance of revolving long-term debt		(881)	(33)
Repayment of long-term debt		—	(1)
Issuance of common shares	(Note 11)	52	101
Purchase of common shares	(Note 11)	(978)	(760)
Dividends on common shares		(64)	(44)
Other		(10)	(2)

		(1,881)	(739)

DEDUCT: FOREIGN EXCHANGE (GAIN) LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	(1)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		219	(169)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		105	593

CASH AND CASH EQUIVALENTS, END OF PERIOD		$324	$424

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.
2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
3. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups’ also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization purchases substantially all of the Company’s North American Upstream production for sale to third party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 4.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended March 31)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$2,691	$2,106	$716	$894
Expenses
Production and mineral taxes	139	87	—	—
Transportation and selling	149	131	3	2
Operating	393	292	18	11
Purchased product	—	—	689	879
Depreciation, depletion and amortization	744	660	3	2

Segment Income	$1,266	$936	$3	$—

	Corporate *		Consolidated
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,263	$(962)	$4,670	$2,038
Expenses
Production and mineral taxes	—	—	139	87
Transportation and selling	—	—	152	133
Operating	1	(3)	412	300
Purchased product	—	—	689	879
Depreciation, depletion and amortization	18	17	765	679

Segment Income (Loss)	$1,244	$(976)	2,513	(40)

Administrative			58	61
Interest, net			88	100
Accretion of asset retirement obligation			12	9
Foreign exchange (gain) loss, net			44	32
Stock-based compensation — options			—	4
(Gain) on dispositions			(9)	—

			193	206

Net Earnings (Loss) Before Income Tax			2,320	(246)
Income tax expense (recovery)			848	(84)

Net Earnings (Loss) From Continuing Operations			$1,472	$(162)

* For the three months ended March 31, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$1,263	$(962)
Operating Expenses and Other — Corporate	2	(3)

Total Unrealized Gain (Loss) on Risk Management before-tax — Continuing Operations	$1,261	$(959)

14
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended March 31)
Upstream

	Canada		United States
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,830	$1,426	$779	$619
Expenses
Production and mineral taxes	45	22	94	65
Transportation and selling	83	87	66	44
Operating	242	192	68	44
Depreciation, depletion and amortization	526	462	210	188

Segment Income	$934	$663	$341	$278

Transportation and selling for the United States for 2006 includes a one time payment of $14 million to terminate a long-term physical delivery contract.

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$82	$61	$2,691	$2,106
Expenses
Production and mineral taxes	—	—	139	87
Transportation and selling	—	—	149	131
Operating	83	56	393	292
Depreciation, depletion and amortization	8	10	744	660

Segment Income (Loss)	$(9)	$(5)	$1,266	$936

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended March 31)

	Produced Gas
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,441	$1,133	$718	$564	$2,159	$1,697
Expenses
Production and mineral taxes	36	16	89	59	125	75
Transportation and selling	67	70	66	44	133	114
Operating	153	121	68	44	221	165

Operating Cash Flow	$1,185	$926	$495	$417	$1,680	$1,343

Transportation and selling for the United States for 2006 includes a one time payment of $14 million to terminate a long-term physical delivery contract.

	Oil & NGLs
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$389	$293	$61	$55	$450	$348
Expenses
Production and mineral taxes	9	6	5	6	14	12
Transportation and selling	16	17	—	—	16	17
Operating	89	71	—	—	89	71

Operating Cash Flow	$275	$199	$56	$49	$331	$248

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$82	$61	$2,691	$2,106
Expenses
Production and mineral taxes	—	—	139	87
Transportation and selling	—	—	149	131
Operating	83	56	393	292

Operating Cash Flow	$(1)	$5	$2,010	$1,596

15
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2006	2005

Upstream Core Capital
Canada	$1,349	$1,041
United States	537	403
Other Countries	18	13

	1,904	1,457

Upstream Acquisition Capital
Canada	8	3
United States	7	9

	15	12

Market Optimization	29	34
Corporate	13	6

Total	$1,961	$1,509

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		March 31,	December 31,	March 31,	December 31,
		2006	2005	2006	2005

Upstream		$25,423	$24,247	$29,744	$28,858
Market Optimization		173	371	330	597
Corporate		262	263	1,938	1,530
Assets of Discontinued Operations	(Note 4)			785	3,163

Total		$25,858	$24,881	$32,797	$34,148

4. DISCONTINUED OPERATIONS
Midstream
On December 13, 2005, EnCana completed the sale of its Midstream natural gas liquids processing operations for total proceeds of $625 million (C$720 million). The natural gas liquids processing operations included various interests in a number of processing and related facilities as well as a marketing entity. A gain on sale of approximately $370 million, after-tax, was recorded.
During the fourth quarter of 2005, EnCana decided to divest of its natural gas storage operations. EnCana’s natural gas storage operations include the 100 percent interest in the AECO storage facility as well as facilities in the United States. On March 6, 2006, EnCana announced that it had reached an agreement to sell the gas storage operations for $1.5 billion. The sale to a single purchaser is subject to closing conditions and applicable regulatory approvals and is expected to close in two stages.
Ecuador
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in relation to Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On February 28, 2006, EnCana completed the sale of its interest in its Ecuador operations for $1.4 billion which is subject to a final statement of adjustment to be received in the second quarter. A loss on sale of approximately $47 million, after-tax, was recorded.

16
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended March 31,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$200	$191	$—	$—	$435	$623	$635	$814

Expenses
Production and mineral taxes	23	22	—	—	—	—	23	22
Transportation and selling	10	15	—	—	—	3	10	18
Operating	25	28	—	—	19	72	44	100
Purchased product	—	—	—	—	354	484	354	484
Depreciation, depletion and amortization	84	—	—	—	—	7	84	7
Administrative	—	—	—	—	—	—	—	—
Interest, net	(2)	—	—	—	—	—	(2)	—
Foreign exchange (gain) loss, net	1	—	1	—	—	(1)	2	(1)
(Gain) loss on discontinuance	47	—	—	—	—	—	47	—

	188	65	1	—	373	565	562	630

Net Earnings (Loss) Before Income Tax	12	126	(1)	—	62	58	73	184
Income tax expense	59	46	—	—	12	21	71	67

Net Earnings (Loss) From Discontinued Operations	$(47)	$80	$(1)	$—	$50	$37	$2	$117

*	Revenues, net of royalties in Ecuador include realized losses of $1 million related to derivative financial instruments. In 2005, revenues, net of royalties included realized losses of $23 million and unrealized mark-to-market losses of $20 million.
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	March 31, 2006				December 31, 2005
		United				United
	Ecuador	Kingdom	Midstream	Total	Ecuador	Kingdom	Midstream	Total

Assets
Cash and cash equivalents	$—	$8	$(30)	$(22)	$207	$8	$(7)	$208
Accounts receivable and accrued revenues	—	—	125	125	137	—	271	408
Risk management	—	—	3	3	—	—	21	21
Inventories	—	—	88	88	23	—	390	413

	—	8	186	194	367	8	675	1,050
Property, plant and equipment, net	1	—	523	524	1,166	—	520	1,686
Investments and other assets	—	—	—	—	360	—	—	360
Goodwill	—	—	67	67	—	—	67	67

	$1	$8	$776	$785	$1,893	$8	$1,262	$3,163

Liabilities
Accounts payable and accrued liabilities	$—	$27	$66	$93	$91	$27	$49	$167
Income tax payable	—	6	19	25	184	6	40	230
Risk management	—	—	—	—	—	—	41	41

	—	33	85	118	275	33	130	438
Asset retirement obligation	—	—	—	—	21	—	—	21
Future income taxes	—	—	75	75	162	(2)	86	246

	—	33	160	193	458	31	216	705

Net Assets of Discontinued Operations	$1 $	(25)	$616	$592	$1,435	$(23)	$1,046	$2,458

Contingencies
EnCana has agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements. At this point it is not possible to predict whether any indemnification payments will be required to be made to the purchaser.
5. DIVESTITURES
Total proceeds received on sale of assets and investments was $255 million (2005 — $53 million) as described below:
Upstream
 In 2006, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $11 million (2005 — $53 million).
Market Optimization
 In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. INTEREST, NET

	Three Months Ended
	March 31,
	2006	2005

Interest Expense — Long-Term Debt	$94	$101
Interest Expense — Other	5	4
Interest Income	(11)	(5)

	$88	$100

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
	March 31,
	2006	2005

Unrealized Foreign Exchange (Gain) Loss on Translation of U.S. Dollar Debt Issued in Canada	$4	$18
Other Foreign Exchange (Gain) Loss	40	14

	$44	$32

8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2006	2005

Current
Canada	$308	$172
United States	23	32
Other	—	7

Total Current Tax	331	211

Future	517	(295)

	$848	$(84)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2006	2005

Net Earnings (Loss) Before Income Tax	$2,320	$(246)
Canadian Statutory Rate	35.9%	37.9%

Expected Income Tax	833	(93)

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	31	42
Canadian resource allowance	(20)	(48)
Canadian resource allowance on unrealized risk management losses	—	18
Statutory and other rate differences	(16)	(13)
Non-taxable capital (gains) losses	(1)	5
Large corporations tax	1	4
Other	20	1

	$848	$(84)

Effective Tax Rate	36.6%	34.1%

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2006	2005

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$542	$1,425
Unsecured notes	793	793

	1,335	2,218

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	—
Unsecured notes	4,494	4,494

	4,494	4,494

Increase in Value of Debt Acquired *	63	64
Current Portion of Long-Term Debt	(73)	(73)

	$5,819	$6,703

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
10. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	March 31,	December 31,
	2006	2005

Asset Retirement Obligation, Beginning of Year	$816	$611
Liabilities Incurred	22	77
Liabilities Settled	(13)	(42)
Liabilities Disposed	—	(23)
Change in Estimated Future Cash Flows	13	135
Accretion Expense	12	37
Other	(1)	21

Asset Retirement Obligation, End of Period	$849	$816

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. SHARE CAPITAL

	March 31, 2006		December 31, 2005
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	854.9	$5,131	900.6	$5,299
Common Shares Issued under Option Plans	2.6	52	15.0	294
Common Shares Repurchased	(21.3)	(177)	(60.7)	(462)

Common Shares Outstanding, End of Period	836.2	$5,006	854.9	$5,131

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To March 31, 2006, the Company purchased 21.3 million Common Shares for total consideration of approximately $978 million. Of the amount paid, $177 million was charged to Share capital and $801 million was charged to Retained earnings.
EnCana has obtained regulatory approval each year under Canadian securities laws to purchase Common Shares under four consecutive Normal Course Issuer Bids (“Bids”) which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase, for cancellation, up to approximately 85.6 million Common Shares under the renewed Bid which commenced on October 31, 2005 and will terminate no later than October 30, 2006.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at March 31, 2006. Information related to TSAR’s is included in Note 12.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	20.7	23.36
Exercised	(2.6)	23.55
Forfeited	(0.2)	23.93

Outstanding, End of Period	17.9	23.33

Exercisable, End of Period	14.4	23.16

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

10.50 to 22.99	1.6	2.2	15.41	1.5	15.25
23.00 to 23.49	0.3	1.8	23.23	0.2	23.25
23.50 to 23.99	6.5	2.1	23.89	3.4	23.89
24.00 to 24.49	9.0	1.0	24.18	9.0	24.18
24.50 to 25.99	0.5	2.4	25.24	0.3	25.19

	17.9	1.6	23.33	14.4	23.16

At March 31, 2006 the balance in Paid in surplus relates to Stock-Based Compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at March 31, 2006. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2005.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended
	March 31,
	2006	2005

Current Service Cost	$3	$2
Interest Cost	4	3
Expected Return on Plan Assets	(4)	(3)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1
Expected Amortization of Past Service Costs	1	1
Amortization of Transitional Obligation	—	(1)
Expense for Defined Contribution Plan	5	5

Net Benefit Plan Expense	$10	$8

For the period ended March 31, 2006, there were no contributions to the defined benefit pension plans.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	246,739	23.13
Exercised	(239,115)	23.15
Forfeited	—	—

Outstanding, End of Period	7,624	22.53

Exercisable, End of Period	7,624	22.53

U.S. Dollar Denominated (US$)

Outstanding, Beginning of Year	319,511	14.33
Exercised	(228,359)	15.14

Outstanding, End of Period	91,152	12.49

Exercisable, End of Period	91,152	12.49

For the period ended March 31, 2006, EnCana recorded compensation costs of $4 million related to the outstanding SAR’s (2005 — $9 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,403,967	38.41
Granted	10,220,600	48.34
Exercised — SAR’s	(142,171)	35.59
Exercised — Options	(2,560)	34.44
Forfeited	(174,456)	39.17

Outstanding, End of Period	18,305,380	43.97

Exercisable, End of Period	1,977,078	36.70

For the period ended March 31, 2006, EnCana recorded compensation costs of $28 million related to the outstanding TSAR’s (2005 — $5 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	836,561	26.81
Granted, Directors	71,304	56.71
Exercised	(28,750)	54.50
Units, in Lieu of Dividends	1,292	54.50

Outstanding, End of Period	880,407	28.37

Exercisable, End of Period	880,407	28.37

For the period ended March 31, 2006, EnCana recorded compensation costs of $6 million related to the outstanding DSU’s (2005 — $5 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Grant
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,704,348	30.65
Granted	10,409	28.56
Exercised	(239,794)	23.26
Forfeited	(31,756)	32.93

Outstanding, End of Period	4,443,207	31.04

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	739,649	25.22
Granted	1,113	25.49
Forfeited	(52,426)	21.58

Outstanding, End of Period	688,336	25.50

For the period ended March 31, 2006, EnCana recorded a reduction to compensation costs of $16 million related to the outstanding PSU’s (2005 — $14 million compensation cost).
At March 31, 2006, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

22
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2006	2005

Weighted Average Common Shares Outstanding — Basic	847.9	891.8
Effect of Dilutive Securities	16.9	17.2

Weighted Average Common Shares Outstanding — Diluted	864.8	909.0

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2006	2005

Revenues, Net of Royalties	$(206)	$(19)
Operating Expenses and Other	1	5

Loss on Risk Management — Continuing Operations	(205)	(14)
Gain (Loss) on Risk Management — Discontinued Operations	1	(24)

	$(204)	$(38)

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2006	2005

Revenues, Net of Royalties	$1,263	$(962)
Operating Expenses and Other	(2)	3

Gain (Loss) on Risk Management — Continuing Operations	1,261	(959)
Gain (Loss) on Risk Management — Discontinued Operations	23	(30)

	$1,284	$(989)

Amounts Recognized on Transition
Upon initial adoption of the current accounting policy for risk management instruments on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings.
At March 31, 2006, a net unrealized gain remains to be recognized over the next three years as follows:

Unrealized
Gain

2006
Three months ended June 30, 2006	$7
Three months ended September 30, 2006	7
Three months ended December 31, 2006	6

Total remaining to be recognized in 2006	$20

2007	$15
2008	1

Total to be recognized	$36

23
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to March 31, 2006:

			Total
	Transition	Fair Market	Unrealized
	Amount	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(40)	$(640)	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2006	—	1,076	1,076
Fair Value of Contracts in Place at Transition Expired During 2006	4	—	4
Fair Value of Contracts Realized During 2006	—	204	204

Fair Value of Contracts Outstanding	$(36)	$640	$1,284
Unamortized Premiums Paid on Options		312

Fair Value of Contracts and Premiums Paid, End of Period		$952

Amounts Allocated to Continuing Operations	$(36)	$949	$1,261
Amounts Allocated to Discontinued Operations	—	3	23

	$(36)	$952	$1,284

At March 31, 2006, the remaining net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
March 31, 2006

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1
Accounts payable and accrued liabilities	24
Other liabilities	13

Net Deferred Gain — Continuing Operations	$36

Risk Management
Current asset	$811
Long-term asset	419
Current liability	254
Long-term liability	27

Net Risk Management Asset — Continuing Operations	949
Net Risk Management Asset — Discontinued Operations	3

$952

A summary of all unrealized estimated fair value financial positions is as follows:

As at
March 31, 2006

Commodity Price Risk
Natural gas	$1,033
Crude oil	(90)
Credit Derivatives	(2)
Interest Rate Risk	8

Total Fair Value Positions — Continuing Operations	949
Total Fair Value Positions — Discontinued Operations	3

$952

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2005 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at March 31, 2006.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At March 31, 2006, the Company’s gas risk management activities from financial contracts had an unrealized gain of $797 million and a fair market value position of $1,036 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	522	2006	5.65	US$/Mcf	$(330)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(50)
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(57)
Other	81	2006	4.58	US$/Mcf	(42)
NYMEX Fixed Price	240	2007	7.76	US$/Mcf	(151)

Options
Purchased NYMEX Put Options	2,659	2006	7.77	US$/Mcf	359
Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	(2)

Basis Contracts
Fixed NYMEX to AECO Basis	796	2006	(0.69)	US$/Mcf	169
Fixed NYMEX to Rockies Basis	345	2006	(0.60)	US$/Mcf	100
Fixed NYMEX to CIG Basis	309	2006	(0.83)	US$/Mcf	74
Other	178	2006	(0.35)	US$/Mcf	27
Fixed NYMEX to AECO Basis	747	2007	(0.72)	US$/Mcf	175
Fixed NYMEX to Rockies Basis	538	2007	(0.65)	US$/Mcf	241
Fixed NYMEX to CIG Basis	390	2007	(0.76)	US$/Mcf	167
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—
Fixed NYMEX to AECO Basis	191	2008	(0.78)	US$/Mcf	20
Fixed NYMEX to Rockies Basis	162	2008	(0.59)	US$/Mcf	60
Fixed NYMEX to CIG Basis	40	2008-2009	(0.68)	US$/Mcf	26

Purchase Contracts
Fixed Price Contracts
Waha Purchase	23	2006	5.32	US$/Mcf	9

					795
Other Financial Positions*					2

Total Unrealized Gain on Financial Contracts					797
Unamortized Premiums Paid on Options					239

Total Fair Value Positions					$1,036

Total Fair Value Positions — Continuing Operations					$1,033
Total Fair Value Positions — Discontinued Operations					3

Total Fair Value Positions					$1,036

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At March 31, 2006, the Company’s oil risk management activities from financial contracts had an unrealized loss of $(163) million and a fair market value position of $(90) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value

Fixed WTI NYMEX Price	15,000	2006	34.56	US$/bbl	$(139)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	US$/bbl	5
Purchased WTI NYMEX Put Options	59,000	2006	50.44	US$/bbl	(21)
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	US$/bbl	21

Purchased WTI NYMEX Put Options	43,000	2007	44.44	US$/bbl	(25)

					(159)
Other Financial Positions *					(4)

Total Unrealized Loss on Financial Contracts					(163)
Unamortized Premiums Paid on Options					73

Total Fair Value Positions					$(90)

Total Fair Value Positions — Continuing Operations					$(90)

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
15. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In all but one of the class actions in the United States District Court and in the Gallo action, decisions dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims are on appeal to the United States Court of Appeals for the Ninth Circuit.
Without admitting any liability in the lawsuits, in November 2005, WD has agreed to pay $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court, subject to final documentation and approval by the San Diego Superior Court. The individual parties who had brought their own actions are not parties to this settlement.
New York
WD is also a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD has agreed to pay $8.2 million to settle the New York class action lawsuit, subject to final documentation and approval by the New York District Court.
Based on the aforementioned settlements, a total of $30 million has been accrued. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)